April 26, 2005


Mail Stop 0409

Mr. Robert N. Crouch II
Executive Vice President and Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

Re:	Income Opportunity Realty Investors, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 001-14784

Dear Mr. Crouch:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Consolidated Financial Statements

Note 5 - Notes and Interest Payable, page 45
1. Please supplementally provide your basis for treating the April 2002 transaction with Metra Capital, LLC as a refinancing. In your response, explain how you analyzed the criteria in paragraph 5 of SFAS No. 66 and tell us the guidance in SFAS No. 66 that supports your accounting. Finally, please cite any relevant terms of the related agreement that are not apparent from your disclosure.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      You may contact Rachel Zablow, Staff Accountant, at (202)
824-
5336 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

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Income Opportunity Realty Investors, Inc.
April 26, 2005
Page 3